SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Turnkey Scale-up Agreement

On July 17, 2023, MediWound Ltd. (the “Company”) signed a turnkey scale-up agreement (the “Scale-up Agreement”) with Biopharmax Group Ltd.  This strategic agreement is designed to bolster our manufacturing infrastructure to support our long-term growth trajectory.  The objective of this agreement is to establish, commission, and validate a cutting-edge, sterile, and GMP-compliant manufacturing facility. The venture aims to increase our production capacity significantly, projected to expand to six times the current capacity, aligning with our strategic plan to meet the escalating global demand for NexoBrid®.

The new facility, equipped with fully operational clean rooms, will be exclusively designed for NexoBrid production. It will comply with stringent regulations from the GMP, FDA, EMA, Israeli Ministry of Health, and relevant Israeli regulatory bodies. An estimated $12 million will be invested in the project, set for completion by mid-2024, with full-scale manufacturing expected to commence in 2025.

The Scale-up Agreement encompasses various standard provisions, including those related to reporting, compliance, guarantees, representations, liability, insurance, confidentiality, and ownership. The foregoing description of the Scale-up Agreement for New Facility does not purport to be complete and is qualified in its entirety by reference to the full text of such Agreement, a copy of which will be filed as an exhibit to the Company’s next Annual Report on Form 20-F.

Long-term Lease Agreement

Alongside entering the Scale-up Agreement, we have also secured a new lease agreement (the “Lease Agreement”) with the current property owner. This agreement allows us to continue the utilization of our existing facilities and the planned manufacturing site. This property, located in Yavne, Israel, serves as the base for our administrative headquarters, research and development laboratories, and manufacturing plant. The duration of the lease extends until 2035, with an option for a further three-year extension until 2038.

The property, measuring approximately 32,500 square feet, will encompass the new manufacturing facility. As per the Lease Agreement, our annual rent is set at approximately $625,000. This rent is indexed to the Israeli Consumer Price Index and will see a staged increase of 6% every three years.

The foregoing description of the Lease Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lease Agreement, a copy of which will be filed as an exhibit to the Company’s next Annual Report on Form 20-F.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8, filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 and August 9, 2022 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, and  333-266697, respectively) and on Form F-3, filed with the SEC on May 25, 2022 and March 31, 2023 (Registration Nos. 333-265203 and 333-268297, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: July 17, 2023	By:	/s/ Hani Luxenburg
	Name:	Hani Luxenburg
	Title:	Chief Financial Officer